AM 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 51880

02019822

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

RECEIVED MAR 0 1 2002 PROCESSING WASH. 365 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Integrated Trading & Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9505 Hillwood Drive, Suite #100
(No. and Street)

Las Vegas (City) Nevada (State) 89134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. William Cohen (702)360-0011
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evers & Company, Ltd.
(Name — *if individual, state last, first, middle name*)

1110 E. Missouri, Suite #340 (Address) Phoenix (City) Arizona (State) 85014 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Aaron William Cohen Pres/CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Trading and Investments, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Pres/CEO

Title

Vicki L. Hoffrichter

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
VICKI L. HOFFRICHTER
Appt. No. 97-3001-1
My Appt. Expires Aug. 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Integrated Trading & Investments, Inc.

We have audited the accompanying statement of financial condition of Integrated Trading & Investments, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading & Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 of the financial statements, the Company has incurred losses since inception and has an accumulated deficit of $80,032 as of December 31, 2001. The stockholder funded operations by making capital contributions of $26,550 in 2001 and $110,496 in 2000. Management's plans for 2002 are described in Note 2 of the financial statements.

Evers & Company Ltd

February 13, 2002

1110 E. MISSOURI - SUITE 340 - PHOENIX, AZ 85014 - (602) 230-9480 - FAX (602) 230-9570

INTEGRATED TRADING & INVESTMENTS, INC.
Financial Statements
December 31, 2001

INTEGRATED TRADING & INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Assets	
Cash and cash equivalents	$ 3,797
Commissions receivable	8,817
Deposit with clearing organization	15,000
Furniture and equipment, net of accumulated depreciation of $4,440	11,605
Securities owned not readily marketable, at estimated fair market value	21,700
Other assets	3,500
	$ 64,419

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 7,405
Stockholder's equity (deficit)	
Common stock, par value $.0001; 1,500 shares authorized, 1,000 shares issued and outstanding	1
Additional paid-in-capital	137,045
Accumulated deficit	(80,032)
	57,014
	$ 64,419

See accompanying notes to financial statements.

INTEGRATED TRADING & INVESTMENTS, INC.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 262,214
Other	29,600
Interest	915
	292,729
Costs and expenses	
Commissions	176,817
Management fee	49,454
Occupancy and equipment costs	32,894
General and administrative	18,648
Insurance	21,732
Professional fees	9,742
Communications and data processing	8,511
Floor brokerage, exchange, and clearing fees	2,324
Postage and delivery	759
	320,881
Net loss	$ (28,152)

See accompanying notes to financial statements.

INTEGRATED TRADING & INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity (Deficit)
For the Year Ended December 31, 2001

	Common Stock		Additional		
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2000	1,000	$ 1	110,495	(51,880)	58,616
Contributed Capital	-	-	26,550	-	26,550
Net loss	-	-	-	(28,152)	(28,152)
Balance December 31, 2001	1,000	$ 1	137,045	(80,032)	57,014

See accompanying notes to financial statements.

INTEGRATED TRADING & INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (28,152)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,014
Increase (decrease) in cash resulting from changes in:	
Commissions receivable	16,819
Other assets	(113)
Accounts payable and accrued expenses	(13,653)
Net cash used in operating activities	(22,085)
Cash flows from investing activities	
Acquisition of property and equipment	(1,795)
Cash flows from financing activities	
Contributed capital	26,550
Net increase in cash and cash equivalents	2,670
Cash and cash equivalents at beginning of year	1,127
Cash and cash equivalents at end of year	$ 3,797

See accompanying notes to financial statements.

INTEGRATED TRADING & INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Integrated Trading & Investments, Inc. (the Company) conducts business as a securities broker-dealer in Las Vegas, Nevada. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

c. Securities

Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers.

Securities transactions, and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the securities transaction date. The accompanying financial statements would not be materially different if prepared on a trade date basis.

The Company is also licensed as a resident agent for life, health and variable annuity insurance brokerage in the state of Nevada, with non-resident licenses in numerous states.

d. Furniture and Equipment

Furniture and equipment are recorded at cost and are being depreciated over estimated useful lives of five years, using the straight-line method.

1. Summary of Significant Accounting Policies, continued

e. Income Taxes

The Company has elected to be taxed as a Subchapter S Corporation. As such, the shareholders have assumed the responsibility for paying taxes on the income of the Company. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

f. Advertising

Advertising costs, which totaled $400 for the year ended December 31, 2001, are expensed as incurred.

g. Other Income

Other income, which totaled $29,600 for the year ended December 31, 2001, consists of money received from insurance companies to help support the Company's marketing of their insurance products.

2. Operations

The Company has incurred losses since inception and has an accumulated deficit of $80,032 as of December 31, 2001. To finance operations and the acquisition of investments, furniture and equipment, the Company's sole stockholder contributed additional capital of $26,550 in 2001 and $110,496 in 2000. The stockholder intends to continue to fund the deficits until the Company can achieve profitable operations.

There can be no assurance that these actions will be adequate and that profitability will be achieved. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $20,209, which was $15,209 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .37 to 1.

4. Credit and Market Risk

Although no customers of the Company currently effect trading with the Company using margin accounts, and any trading they would initiate would be cleared by another broker/dealer on a fully disclosed basis, the Company may still be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

5. Securities Owned, Not Readily Marketable

Securities owned, not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2001, the securities owned, not readily marketable consisted of stock and warrants in the NASD Stock Market, Inc. with a cost basis of $21,700, which management believes approximates fair market value.

6. Deposits

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are based on the types and values of securities. Deposits in the amount of $15,000 are considered allowable assets under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1).

7. Related Party Transaction

The Company has entered into an management agreement with Integrated Capital Group, Inc. which is 100% owned by the sole stockholder of the Company. The agreement requires the Company to pay a monthly management fee of approximately $4,000 a month to Integrated Capital Group, Inc. For the year ended December 31, 2001, the total management fee paid to Integrated Capital Group, Inc. was $49,454.

8. Lease Commitments

The Company leases its corporate offices under non-cancelable lease agreements totaling $3,200 per month through October 15, 2002. The leases also require the Company to pay certain shared costs associated with the office. Future minimum lease obligations at December 31, 2001 are $28,800.

Rent expense for the year ended December 31, 2001 was $28,067.

Schedule I

INTEGRATED TRADING & INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2001

Net Capital		
Total Stockholder's equity		$ 57,014
Nonallowable assets		
Investments in NASDAQ Stock Market, Inc.	(21,700)	
Other assets	(3,500)	
Furniture and equipment, net	(11,605)	
		(36,805)
Net Capital		20,209
Aggregate Indebtedness		
Accounts payable and accrued liabilities		$ 7,405
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 494
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 15,209
Excess net capital at 1000%		$ 19,468
Ratio: Aggregate indebtedness to net capital		% 37

Computation for determination of the reserve requirements of Rule 15c3-3 and information related to the possession or control requirements of Rule 15c3-3

The Company's transactions with clients consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer security purchase funds directly to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

Schedule I

INTEGRATED TRADING & INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2001

Reconciliation of the computation of net capital with the computations included in part IIA of Form X17A-5 as of the same date

Net capital per FOCUS report		$ 22,839
Changes resulting from audit adjustments:		
Decrease in cash	(499)	
Increase in commissions receivable	5,187	
Increase in commission payable	(7,318)	
		(2,630)
Net capital per audit report		$ 20,209

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Integrated Trading & Investments, Inc.

In planning and performing our audit of the financial statements of Integrated Trading & Investments, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Integrated Trading & Investments, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and the reserve required by rule 15c 3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal

1110 E. MISSOURI - SUITE 340 - PHOENIX, AZ 85014 - (602) 230-9480 - FAX (602) 230-9570

control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 13, 2002